Exhibit 12

NDS Group plc

Computation of Ratio of Earnings to Fixed Charges

	For the three months ended September 30,
(in thousands, except ratio)	2008	2007
	(unaudited)

Consolidated pretax income from continuing operations	$17,002	$65,658
Interest portion of rental expense	2,012	1,776
Earnings	$19,014	$67,434

Fixed charges, being interest portion of rental expense	$2,012	$1,776

Ratio of earnings to fixed charges	9.5	38.0